KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

On December 13, 2007, we reported on the consolidated balance sheets of Taseko Mines Limited ("the Company") as at September 30, 2007 and 2006 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2007 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants
Vancouver, Canada
December 13, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Taseko Mines Limited

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to a change in accounting policies such as that described in note 4 in the consolidated financial statements. Our report dated December 13, 2007 is expressed in accordance with Canadian reporting standards which do not require such a reference.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company's internal control over financial reporting. Our report to the shareholders dated December 13, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company's internal control over financial reporting in the financial statement auditors' report.

Chartered Accountants
Vancouver, Canada
December 13, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited Taseko Mine Limited's ("the Company") internal control over financial reporting as of September 30, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2007, and our report dated December 13, 2007 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
December 13, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

Taseko Mines Limited (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). This “Reconciliation with United States Generally Accepted Accounting Principles” note supplements the Company’s financial statements set forth in its annual report on Form 40-F. This note should be read in conjunction with the consolidated financial statements of the Company as at September 30, 2007 and 2006 and for the years then ended which are included elsewhere in the Form 40-F.

Had the Company followed US GAAP, certain items on the statements of operations and deficit, and balance sheets would have been reported as follows:

	Year ended September 30
Consolidated Statements of Operations	2007	2006	2005

Earnings for the year under Canadian GAAP	$48,262	$32,916	$23,290
Adjustments under US GAAP
Interest accretion on convertible debt (a)	2,454	1,280	1,075
Unrealized foreign exchange gain on convertible
debt (a)	330	-	-
Amortization of property, plant and equipment (b)	(44)	(407)	(330)
Asset retirement obligation change of estimate (b)	(4,538)	-	-
Change in fair value of investment (g)	-	(307)	-
Earnings for the year under US GAAP, being
comprehensive income	$46,464	$33,482	$24,035

Earnings per share for the year under US GAAP	$0.36	$0.29	$0.24
Diluted earnings per share for the year under US
GAAP	$0.33	$0.26	$0.22

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

	As at September 30
Consolidated Balance Sheets	2007	2006

Total assets under Canadian GAAP	$377,263	$297,461
Adjustments under US GAAP
Deferred financing costs (a)	898	-
Property, plant and equipment (b)	-	4,582
Change in fair value of investment (g)	-	(307)
Total assets under US GAAP	$378,161	$301,736

Total liabilities under Canadian GAAP	$213,603	$196,527
Adjustments under US GAAP
Convertible debenture presented as debt (a)	5,836	7,722
Total liabilities under US GAAP
	$219,439	$204,249

Total shareholders' equity under Canadian GAAP	$163,660	$100,934
Adjustments under US GAAP
Convertible debenture presented as debt (a)	(4,938)	(7,722)
Property, plant and equipment (b)	-	4,582
Accumulated amortization of mineral claims (c)	(3,112)	(3,112)
Adjustment to value allocated to tracking preferred shares upon
acquisition of Harmony Project (d)	(13,251)	(13,251)
Adjustment to accumulated write down of Harmony Project (e)	16,363	16,363
Change in fair value of investment (g)	-	(307)
Total shareholders' equity under US GAAP	$158,722	$97,487

There are no material differences between Canadian GAAP and US GAAP to total operating, investing or financing cash flows in the consolidated statements of cash flows.

(a)	Convertible debt

Pursuant to Canadian GAAP, the convertible instruments disclosed in note 12 of the consolidated financial statements requires the bifurcation of its equity and debt components whereas under US GAAP, there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Accordingly, $13,655 (2006 – $13,655) of the equity component of the instrument would be classified to debt. However, this amount is offset by $ 8,387 (2006 – $5,933) of accumulated accretion and a $330 (2006 - $Nil, 2005 - $Nil) of additional unrealized foreign exchange gain recognized for U.S. GAAP purposes to September 30, 2007. Additionally, for the year ended September 30, 2007, $2,454 (2006 – $1,280, 2005 –$1,075) of accretion expense recorded under Canadian GAAP has been reversed for US GAAP purposes.

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt.

(b)	Site closure and reclamation costs

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost). For purposes of the reconciliation, the Company adopted SFAS 143 effective October 1, 2002.

Under US GAAP, on adoption of SFAS 143 on October 1, 2002, the Company would have recorded income of $11,651,262 as the cumulative effect of the change in accounting principles, a net decrease of $2,282,954 to inventories, a net decrease of $10,154,214 to property, plant and equipment, and a decrease in the provision for site closure and reclamation of $24,088,430 to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Company’s consolidated financial statements prepared under Canadian and US GAAP.

Effective October 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations, which is substantively the same as SFAS 143. On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation was measured retroactively and recognized on October 1, 2004.

There were certain changes in the Company’s estimate of future cash flows underlying the obligation during fiscal 2005 and 2004 which have been incorporated into the Company’s retroactive adoption of the Canadian standard on October 1, 2004. However, pursuant to US GAAP, and due to the earlier adoption of SFAS 143 in fiscal 2003, changes in estimates of future cash flows underlying the obligation are recognized on a prospective basis. Accordingly, under US GAAP, property, plant and equipment (net of amortization) would increase for the year ended September 30, 2007 by $4,406 (2006 –$4,582).

During the year ended September 30, 2007, the Company extended the life of the Gibraltar mine resulting in a revision to the timing of the expected reclamation activities and ultimately in a reduction of the site closure and reclamation cost liability. For Canadian GAAP purposes, an income inclusion of $4,570 was recognized as a result of

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

this change in estimate as the decrease in the site closure and reclamation cost liability exceeded the carrying value of the associated asset included in property, plant and equipment. For U.S. GAAP purposes, an amortization of $44 was recorded prior to the mine life extension and the remaining unamortized balance of the asset included in the property, plant and equipment, being $4,538, was reduced to $Nil as a result of the reduction of the site closure and reclamation cost liability.

(c)	Mineral property interests

Under US GAAP, through to March 31, 2004, mineral properties without proven and probable reserves were classified as intangible assets, subject to amortization over the earlier of their useful life or the expiry of the mineral claim (without consideration of any renewal periods). Accordingly, the Harmony Property and the Prosperity Property were being amortized over ten years. This resulted in additional amortization expense of $1,556,140 in 2003 being recorded under US GAAP. Effective April 1, 2004, pursuant to EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets”, the Company reclassified its mineral properties as tangible assets and ceased amortizing them.

Under Canadian GAAP, mineral properties may be classified as capital assets and amortized once the mineral property is put into operation, or written off to operations when the property is abandoned or allowed to lapse, when the carrying value exceeds its fair value, or if there is little prospect of further exploration work being carried out. As such, for Canadian GAAP, no amortization of mineral properties was recorded for any year presented.

(d)	Exploration costs

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. In fiscal 2001 and prior years, mineral property exploration costs were capitalized for Canadian GAAP purposes. As a result of the Company capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,251 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase by Taseko in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the tracking preferred shares of the Company (note 7) upon the acquisition of the Harmony Gold Property.

Under Canadian GAAP, exploration costs incurred subsequent to determination of the feasibility of mining operations, which either increase production or extend the life of existing production, are capitalized. Under US GAAP, exploration costs are expensed as incurred, while development costs may be capitalized.

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

For US GAAP purposes, the Company has capitalized costs which results in an increase in economically mineable reserves and relate to a separate ore body not yet in production. These costs meet the definition of an asset, namely that (a) there is a probable future benefit, (b) the Company can obtain the benefit and control access to it, and (c) the transaction or event giving rise to it has already occurred.

During the year ended September 30, 2007, the Company capitalized $7,436 (2006 - $2,625) of mine development costs for both Canadian and US GAAP purposes.

(e)	Long-lived assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on October 1, 2002, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

As the Company had not conducted significant exploration or development on the Harmony Gold Property in the last several years the property was written down to a nominal value of $1,000 during the year ended September 30, 2004. Although the treatment for the impairment of long-lived assets is the same for Canadian and US GAAP, as a result of a lower initial carrying value, and the accumulated amortization of the Harmony Gold Property for US GAAP purposes, the Harmony Gold Property had different carrying values for Canadian and US GAAP prior to its impairment. Consequently, the write down of the Harmony Gold Property was $12,447 in 2004 for US GAAP purposes. For Canadian GAAP the write down was $28,810 in 2004.

(f)	Overburden Removal Costs

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment.

Under Canadian GAAP, overburden removal costs in certain circumstances may be considered a betterment and consequently, capitalized and amortized over future periods typically using the units of production method.

Under US GAAP, the Company capitalizes overburden removal costs relating to economically mineable pits which have not yet entered the production phase. Once a pit enters the production phase, no further overburden removal costs are capitalized, and the amounts previously capitalized are amortized on a units of production basis over the expected life of the pit.

During the year ended September 30, 2007, the Company capitalized $32,664 (2006 – $285; 2005 – $nil) in overburden removal costs for both Canadian and US GAAP purposes. None of these amounts were amortized on a units of production basis as production had not yet occurred on their associated ore bodies.

(g)	Fair value of investments

During the prior fiscal year, the Company’s investment in Continental is carried at the lower of cost and estimated realizable value under Canadian GAAP. Under US GAAP, the Company’s investment in Continental contained an embedded derivative which required separation from the host contract and was measured at fair value. Consequently, a mark-to-market adjustment of $307 was recorded at September 30, 2006.

During the current fiscal year, this difference in accounting treatment has been eliminated due to the Company’s adoption of the new accounting standards pertaining to financial instruments (note 4).

(h)	Impact of recent United States accounting pronouncements

(i)

Staff Accounting Bulletin No. 108 (“SAB 108”) provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s financial position, results of operations or cash flows.

(ii)

SFAS No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15,

TASEKO MINES LIMITED
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

2007, and interim periods within those fiscal years. Management is currently analyzing the requirements of this new standard.

(iii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

(iv)

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation (1) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and (2) provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is currently analyzing the requirements of this new standard.